UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

SYNALLOY CORPORATION
(Name of Registrant as Specified in Its Charter)

Privet Fund LP Privet Fund Management LLC Ryan Levenson UPG Enterprises LLC Paul Douglass Christopher Hutter Andee Harris Aldo Mazzaferro Benjamin Rosenzweig John P. Schauerman
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

2020 ANNUAL MEETING OF STOCKHOLDERS

OF

SYNALLOY CORPORATION

SUPPLEMENT DATED APRIL 28, 2020 TO THE PROXY STATEMENT OF PRIVET FUND LP AND UPG ENTERPRISES LLC DATED APRIL 9, 2020

PLEASE SIGN, DATE AND MAIL THE WHITE PROXY CARD TODAY

Privet Fund LP (together with its affiliates, “Privet”) and UPG Enterprises LLC (together with its affiliates, “UPG” and collectively with Privet, the “Stockholder Group” or “we” or “us”) are making this proxy statement supplement and accompanying WHITE proxy card available to holders of common stock, $1.00 par value per share (“Common Stock”), of Synalloy Corporation, a Delaware corporation (“Synalloy” or the “Company”), in connection with the solicitation of proxies in connection with the Company’s 2020 annual meeting of stockholders scheduled to be held on Tuesday, June 30, 2020 at 9:00 a.m. Eastern Time, at Synalloy’s headquarters at 4510 Cox Road, Suite 201, Richmond, Virginia 23060 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

We are seeking your support at the Annual Meeting to elect the Stockholder Group’s five (5) director nominees, Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman (each a “Nominee” and collectively, the “Nominees”), to the Company’s Board of Directors (the “Board”) in opposition to the Company’s director nominees.

The Stockholder Group filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on April 9, 2020. The Company filed its definitive proxy statement for the Annual Meeting with the SEC on April 14, 2020. This supplement discloses certain information about the Annual Meeting included in the Company’s definitive proxy statement that had not been publicly available at the time we filed our definitive proxy statement. Notwithstanding the foregoing, the Company has not yet disclosed certain information concerning the Annual Meeting, including the number of shares outstanding as of the Record Date (as defined below). Once the Company publicly discloses this information, the Stockholder Group intends to further supplement its definitive proxy statement to disclose such information and file revised definitive materials with the SEC.

IMPORTANTLY, IF YOU HAVE SUBMITTED A WHITE PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. YOU SHOULD DISREGARD AND DISCARD ANY BLUE PROXY CARD YOU RECEIVE FROM THE COMPANY.

The Company has set the close of business on May 19, 2020 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s definitive proxy statement, as of the close of business on April 10, 2020, there were 9,058,040 shares of Common Stock outstanding.

According to the Company’s definitive proxy statement, to be considered for inclusion in the Company’s proxy statement for the 2021 annual meeting of stockholders (the “2021 Annual Meeting”), stockholder proposals submitted in accordance with SEC Rule 14a-8 must be received by the Company at its principal executive offices, 4510 Cox Road, Suite 201, Richmond, Virginia 23060, no later than December 15, 2020; provided, that if the 2021 Annual Meeting is changed by more than 30 days from the date of the Annual Meeting, then the deadline is a reasonable time before the Company begins to print and send its proxy materials. Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2021 Annual Meeting must give written notice to the Secretary at the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the date of the 2021 Annual Meeting; provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the date of the 2021 Annual Meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the 2021 Annual Meeting was mailed or such public disclosure was made. According to the Company’s definitive proxy statement, the 2021 Annual Meeting is tentatively scheduled to be held on May 13, 2021, which would require the notice to be delivered to the Secretary of the Company between March 14, 2021 and April 13, 2021.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2021 Annual Meeting is based on information contained in the Company’s definitive proxy statement and the Bylaws. The incorporation of this information in this proxy statement should not be construed as an admission by the Stockholder Group that such procedures are legal, valid or binding.

For details regarding the qualifications of our Nominees as well as our reasons for making this solicitation, please see our definitive proxy statement filed with the SEC on April 9, 2020. If you need another copy of our definitive proxy statement or this supplement, please contact Saratoga Proxy Consulting LLC, which is assisting the Stockholder Group with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this supplement.

This supplement is dated April 28, 2020, and is first being furnished to stockholders of the Company on or about April 28, 2020. This supplement should be read in conjunction with the Stockholder Group’s definitive proxy statement filed with the SEC on, and first furnished to stockholders of the Company on or about, April 9, 2020.

IF YOU HAVE SUBMITTED A WHITE PROXY CARD ALREADY AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED WHITE PROXY CARD. YOU SHOULD DISREGARD AND DISCARD ANY BLUE PROXY CARD YOU RECEIVE FROM THE COMPANY.

THIS SOLICITATION IS BEING MADE BY THE STOCKHOLDER GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

PLEASE SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY BLUE PROXY CARD YOU RECEIVE FROM THE COMPANY.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A BLUE PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING A WHITE PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.StrengthenSynalloy.com

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Please sign, date and return the WHITE proxy card today to vote FOR the election of the Nominees and in accordance with the Stockholder Group’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the WHITE proxy card and return it to the Stockholder Group, c/o Saratoga Proxy Consulting LLC.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the voting form.

Since only your latest dated proxy card will count, you should DISREGARD AND DISCARD, and NOT vote, any BLUE proxy card you receive from the Company. Even if you return the BLUE management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

Saratoga Proxy Consulting LLC is assisting the Stockholder Group with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

info@saratogaproxy.com

WHITE PROXY CARD

Synalloy Corporation

2020 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF PRIVET FUND LP, UPG ENTERPRISES LLC AND THE OTHER PARTICIPANTS IN THEIR SOLICITATION

THE BOARD OF DIRECTORS OF Synalloy Corporation
IS NOT SOLICITING THIS PROXY

P          R         O          X          Y

The undersigned appoints Ryan Levenson, Benjamin Rosenzweig, John Ferguson and Ryan Nebel, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, par value $1.00 (the “Common Stock”), of Synalloy Corporation (the “Company”), which the undersigned would be entitled to vote if personally present at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held on Tuesday, June 30, 2020 at 9:00 a.m. Eastern Time, at Synalloy’s headquarters at 4510 Cox Road, Suite 201, Richmond, Virginia 23060 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Privet Fund LP and UPG Enterprises LLC (together, the “Stockholder Group”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Stockholder Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE STOCKHOLDER GROUP RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 AND “AGAINST” PROPOSAL 2. THE STOCKHOLDER GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1.	The Stockholder Group’s proposal to elect Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman as directors of the Company:

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

Nominees: Andee Harris Christopher Hutter Aldo Mazzaferro Benjamin Rosenzweig John P. Schauerman	☐	☐	☐ ______________ ______________ ______________

 The Stockholder Group does not expect that any of its nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, the Stockholder Group has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

Unless vote allocation instructions are provided, this Proxy confers discretionary authority upon the Proxies to cumulate votes in favor of one or more of the nominees, at the Proxies’ sole discretion, in order to elect as many of the nominees as possible. The shares represented by this Proxy will not be cumulated with respect to any nominee for whom the authority to vote has been withheld. If you wish to provide vote allocation instructions, you must check the box below, submit the proxy card by mail and hand mark the number of votes you wish to allocate to any particular nominee. You do not need to check the “FOR ALL” box to allocate votes among all of our nominees. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the Proxies will retain discretionary authority to cast your remaining votes, except for any nominee for whom you have withheld authority by marking the “FOR ALL EXCEPT” box. NOTE: If you hold your shares in street name and wish to provide vote allocation instructions, you must contact your broker, banker or other custodian for instructions.

☐	To specify different directions with respect to cumulative voting, mark the adjacent box and write your instructions in the space provided below under “CUMULATIVE VOTING INSTRUCTIONS.”

2.	Company’s proposal of the non-binding, advisory resolution approving the compensation of the Company’s named executive officers:

☐FOR	☐AGAINST	☐ABSTAIN

3.	Company’s proposal of the ratification of the appointment of KPMG, LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020:

☐FOR	☐AGAINST	☐ABSTAIN

CUMULATIVE VOTING INSTRUCTIONS: Provide below any instructions with respect to how the undersigned’s shares should be cumulatively voted at the Annual Meeting, including the number of shares of Common Stock to be voted for any particular nominee and/or the name of any nominee with respect to whom the undersigned is withholding authority to cumulate votes, as applicable. Unless indicated to the contrary in the space provided below, all cumulative votes of such stockholder will be distributed among the remaining nominees at the discretion of the proxy holders named herein.

______________________________

______________________________

______________________________

______________________________

______________________________

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.